

January 18, 2013

Via E-Mail
Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533

> Re: **Kent Financial Services, Inc.**
> **Preliminary Schedule 14C**
> **Filed December 20, 2012**
> **File No. 001-07986**
>
> **Schedule 13E-3**
> **Filed December 20, 2012 by Kent Financial Services, Inc. and HBJ Revocable**
> **Trust**
> **File No. 005-35220**

Dear Mr. Brantl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that Mr. Healey is the trustee and beneficiary of the shares HBJ Revocable Trust holds, as well as an owner of approximately 2.5% of the Kent Financial Services' shares not through HBJ. We also note in the annual report for the year ended December 31, 2011 that Ms. Healey was the beneficial owner of approximately 1.66 million shares. We believe Mr. and Ms. Healey in their individual capacities are also engaged in the going private transaction and thus should be added as filing persons on the Schedule 13E-3.

2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. and Ms. Healey,

if added in response to the preceding comment. For example, include a statement as to whether Mr. and Ms. Healey believe the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

3.   We are unable to locate any Schedule 13D or G for any of Mr. Healey, Ms. Healey or the HBJ Revocable Trust. Please confirm whether any such Schedule has been previously filed and with your analysis as to each person's filing obligations under Regulation 13D-G. We may have further comment.

Preliminary Schedule 14C

4.   Please revise the information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

5.   Please revise your Information Statement to place the "Summary Term Sheet" before the "Questions and Answers about the Transaction." Refer to Instruction 2 to Item 1001 of Regulation M-A.

Background of the Transaction, page 9

6.   You state that "management has tried for several years to merge" and you have reported on "the failed efforts over the years to merge or acquire an operating business on terms acceptable to the Company and its shareholders" to your Board. Please revise this section to provide more specificity and detail regarding your efforts to merge and/or acquire another company. Such a discussion should identify a description of the companies that you did consider entering into a transaction with, the year in which you considered such a transaction, a description of the key financial terms of the transaction and the reasons why you rejected them. Please avoid aggregating and generalizing your discussion of past potential transactions.

7.   Please describe the "preliminary findings" the Chairman discussed with the Board at the October 10, 2012 board meeting.

8.   Please describe the Special Committee's basis for the $1.75 per share purchase price.

9.   Please describe the scope of and limitations on the Special Committee's authority with respect to this transaction. What were the committee's duties and authority?

10.   Please revise this section to provide details regarding any discussions you or the Special Committee had regarding how you intended to fund the going private transaction. Indicate at what meetings funding issues were discussed, who was present at such meetings and what the substance of those discussions were. Also include a discussion of any funding mechanisms discussed but not utilized and the reasons for not doing so.

Fairness of the Reverse Stock Split, page 13

11.   We note in the fifth bullet on page 13 that you did not receive any attractive offers. Please describe in more detail any offers that you did receive and what about those offers made them unattractive when compared to your proposed going private transaction.

12.   We note that Seidman's fairness opinion addressed fairness of the transaction consideration for minority shareholders, while your disclosure in the first bullet point on page 13 states it addressed unaffiliated shareholders. Please revise your disclosure here.

13.   On a related note, please address how any filing person relying on the Seidman opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to the minority shareholders.

14.   Please revise the last sentence in the first bullet point on page 14 to explain your meaning.

15.   Your disclosure in the second paragraph on page 14 references the going concern value of the company but does not describe why you did not consider that value in your fairness determination. Please revise.

Alternatives to the Reverse Stock Split, page 15

16.   Please disclose whether you considered using an alternative stock split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

Financial Effect of the Transaction, page 17

17.   Revise this section to include a discussion of the $400,000 loan you will procure from HBJ Revocable Trust in order to fund your proposed going private transaction.

Reports, Valuations or Appraisals, page 17

18.   Please tell us whether the outlook and potential of the company and announced business plans referenced in the seventh bullet point on page 19 included financial projections. If so, please disclose any financial projections made available to Seidman.

19.   Please revise the eighth bullet point on page 19 to specify the "other analysis [sic] and tests" referenced.

20.   Please revise the sections captioned "Premium over Unaffected Price" and Market Comparable Reference" to describe the basis for Seidman's selection of comparable

transactions and companies used in each analysis.

21.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to both Seidman and Integra. In the case of Integra, please be sure to disclose the fees paid for its appraisal.

Source and Amount of Funds, page 26

22.   Provide the disclosure required by Item 1007 of Regulation M-A as it relates to the loan from HBJ Revocable Trust to be used to finance this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Eric Envall at (202) 551-3234, or me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions